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SE ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 29234

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   07/01/10   AND ENDING   06/30/11
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ward's Financial Services, Ltd.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

14720 S. Will-Cook Road
(No. and Street)

Homer Glen	Illinois	60491
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard M. Ward, Principal   708-645-1850
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mulcahy, Pauritsch, Salvador & Co., Ltd.

(Name – *if individual, state last, first, middle name*)

14300 Ravinia, Suite 200	Orland Park	IL	60462
(Address)	(City)		

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Richard M. Ward_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Ward's Financial Services, Ltd._____, as of ____June 30_____, 20__11__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

> "OFFICIAL SEAL"
> Linda A McCarthy
> Notary Public, State of Illinois
> My Commission Expires 1/14/2014

Richard M Ward
Signature

Principal
Title

Linda A McCarthy
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report on Internal Control Structure

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WARD'S FINANCIAL SERVICES, LTD.

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2011

CONTENTS

MPS MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

Certified Public Accountants/
Business and Personal Consultants

Ward's Financial Services, Ltd.
Homer Glen, Illinois

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Ward's Financial Services, Ltd. as of June 30, 2011, and the related statements of income, changes in proprietor's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Proprietorship's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ward's Financial Services, Ltd. as of June 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information on pages 8 - 9 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Mulcahy, Pauritsch, Salvador & Co, Ltd.

Orland Park, Illinois
September 7, 2011

1

14300 Ravinia Ave. • Suite 200 • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
7500 S. County Line Rd. • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895



WARD'S FINANCIAL SERVICES, LTD.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2011

ASSETS

Cash and cash equivalents	$	546,883
Deposit with clearing organization		50,000
Total assets	$	596,883

LIABILITIES AND PROPRIETOR'S EQUITY

Liabilities	$	272
Proprietor's equity		596,611
Total liabilities and proprietor's equity	$	596,883

See notes to financial statements.

WARD'S FINANCIAL SERVICES, LTD.

STATEMENT OF INCOME

YEAR ENDED JUNE 30, 2011

Revenues:			
Securities commissions	$	53,305	
Mutual fund commissions		25,107	
Interest		390	
Total revenues			$ 78,802
Expenses:			
Audit fees		5,100	
Dues and subscriptions		885	
Operating expenses		11,966	
Regulatory fee		1,103	
Supplies		6,847	
Telephone/wire costs		2,654	
Total expenses			28,555
Net income			$ 50,247

See notes to financial statements.

WARD'S FINANCIAL SERVICES, LTD.

STATEMENT OF CHANGES IN PROPRIETOR'S EQUITY

YEAR ENDED JUNE 30, 2011

Balance at beginning of year	$	572,364
Net income		50,247
Proprietor's draw		(26,000)
Balance at end of year	$	596,611

See notes to financial statements.

WARD'S FINANCIAL SERVICES, LTD.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2011

Cash flows from operating activities:		
Net income	$	50,247
Cash flows from financing activities:		
Proprietor's draw		(26,000)
Net increase in cash and cash equivalents		24,247
Cash and cash equivalents at beginning of year		522,636
Cash and cash equivalents at end of year	$	546,883

See notes to financial statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Ward's Financial Services, Ltd. (the "Proprietorship") operates as a sole proprietorship. The Proprietorship collects commissions on sales of mutual funds and other securities. The trades are cleared through Mesirow Financial, Inc., which acts as the clearing agent, on a fully disclosed basis. No monies are received directly by the Proprietorship for these trades.

Basis of Accounting

Securities transactions are recorded on a trade date basis. Revenues are recorded when income is earned. Expenses are recorded as incurred.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents are defined as cash on hand, deposits with banks, money market funds, certificates of deposit, and United States treasury bills purchased with maturities of three months or less.

Income Taxes

Federal and state income taxes have not been provided as the sole proprietor is liable for such tax payments.

NOTE 2. NET CAPITAL REQUIREMENTS

The Proprietorship is a broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this Rule, the Proprietorship is required to maintain "minimum net capital" equivalent to $50,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. At June 30, 2011, the Company had net capital of $596,611, which was $546,611 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.0005 to 1.0.

NOTE 3. RELATED PARTY TRANSACTIONS

During the year ended June 30, 2011, the proprietor provided office space to the Proprietorship at no charge. The proprietor operates other businesses from the same location as the broker-dealer business. Expenses are shared with those other businesses.

NOTE 4. CASH FLOW INFORMATION

There was no cash paid during the year ended June 30, 2011 for interest and income taxes.

NOTE 5. CONCENTRATIONS OF CREDIT RISK

During the year, the Proprietorship had bank and clearing deposit balances at financial institutions that, at times, exceeded federally insured limits. The Proprietorship has not experienced any losses on such accounts and is of the opinion that the solvency of the financial institutions is not of particular concern at this time.

NOTE 6. OFF BALANCE SHEET CREDIT AND MARKET RISK

The Proprietorship is exposed to off balance sheet risk resulting from counter party transactions in securities. Such risk arises in the event that counter parties fail to satisfy their obligation and related collateral is insufficient.

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Proprietorship is required to guarantee the performance of its customers in meeting contracted obligations. In connection with the clearing broker, the Proprietorship seeks to control the risks with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the guidelines is monitored daily, and pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions when necessary.

NOTE 7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 7, 2011, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

WARD'S FINANCIAL SERVICES, LTD.

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION**

AS OF JUNE 30, 2011

Total proprietor's equity qualified for net capital	$	596,611
Haircuts on securities		0
Net capital	$	596,611

<u>Computation of Basic Net Capital Requirement</u>

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	18
Minimum dollar net capital requirement	$	50,000
Net capital requirement	$	50,000
Excess net capital	$	546,611

<u>Computation of Aggregate Indebtedness</u>

Total aggregate indebtedness liabilities	$	272
Ratio: Aggregate indebtedness to net capital		0.0005

Note: There are no differences between the above computations and the Proprietorship's corresponding unaudited Focus - Part II filing.

The Proprietorship is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (K)(2)(ii) of that Rule. The Proprietorship does not carry customers' accounts on its books, and all customer transactions are cleared through another broker-dealer (Mesirow Financial, Inc.) on a fully-disclosed basis.

REPORT ON INTERNAL CONTROL

Ward's Financial Services, Ltd.
Homer Glen, Illinois

In planning and performing our audit of the financial statements of Ward's Financial Services, Ltd. (the "Proprietorship") as of and for the year ended June 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Proprietorship's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Proprietorship's internal control. Accordingly, we do not express an opinion on the effectiveness of the Proprietorship's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Proprietorship, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Proprietorship does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Proprietorship in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Proprietorship is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Proprietorship has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Proprietorship's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Proprietorship, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mulcahy, Pauritsch, Salvador & Co, Ltd.

Orland Park, Illinois
September 7, 2011



MULCAHY, PAURITSCH, SALVADOR & CO.,LTD.

Certified Public Accountants/Business and Personal Consultants

